PROSPECTUS Dated May 5, 1999                       Pricing Supplement No. 24 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 333-75289
Dated May 6, 1999                                        Dated October 13, 1999
                                                                 Rule 424(b)(3)

                                   $90,000,702
                        Morgan Stanley Dean Witter & Co.
                           MEDIUM-TERM NOTES, SERIES C
                             Senior Fixed Rate Notes
                                  ------------

                      6% Reset PERQS due December 15, 2001
                          Mandatorily Exchangeable For
                  Shares of Common Stock of ORACLE CORPORATION

     Reset Performance Equity-linked Redemption Quarterly-pay Securities(SM)
                               ("Reset PERQS(SM)")

The Reset PERQS will pay 6% interest per year but do not guarantee any return of principal at maturity. Instead the Reset PERQS will pay at maturity a number of shares of Oracle common stock based on the closing prices of Oracle common stock on December 15, 2000 and at maturity, in each case subject to a cap price.

o The principal amount and issue price of each Reset PERQS is $23.71875, which is one-half of the closing price of Oracle common stock on October 13, 1999, the day we offered the Reset PERQS for initial sale to the public.

o We will pay 6% interest (equivalent to $1.423125 per year) on the $23.71875 principal amount of each Reset PERQS. Interest will be paid quarterly, beginning December 15, 1999.

o At maturity you will receive shares of Oracle common stock in exchange for each Reset PERQS at an exchange ratio. The initial exchange ratio is one-half of a share of Oracle common stock per Reset PERQS. However, if the price of Oracle common stock appreciates above the first year cap price for December 15, 2000 or the second year cap price for December 13, 2001, the exchange ratio will be adjusted downward, and you will receive an amount of Oracle common stock per Reset PERQS that is less than one-half of a share.

o The first year cap price is $64.52, or 136% of the closing price of Oracle common stock on October 13, 1999, the day we offered the Reset PERQS for initial sale to the public. If on December 15, 2000 the price of Oracle common stock is higher than the closing price of Oracle common stock on October 13, 1999, we will raise the cap price to 136% of the closing price of Oracle common stock on December 15, 2000. Otherwise the cap price will remain unchanged in the second year. The maximum you can receive at maturity is Oracle common stock worth $ 43.87 per Reset PERQS.

o Investing in Reset PERQS is not equivalent to investing in Oracle common stock.

o Oracle Corporation is not involved in this offering of Reset PERQS in any way and will have no financial obligation with respect to the Reset PERQS.

o The Reset PERQS have been approved for listing on the American Stock Exchange, Inc., subject to official notice of issuance. The AMEX listing symbol for the Reset PERQS is "ORP."

You should read the more detailed description of the Reset PERQS in this pricing supplement. In particular, you should review and understand the descriptions in"Summary of Pricing Supplement" and "Description of Reset PERQS." "Reset Performance Equity-linked Redemption Quarterly-pay Securities" and "Reset PERQS" are our service marks.

The Reset PERQS are riskier than ordinary debt securities. See "Risk Factors" beginning on PS-6.


                                  ------------
                        PRICE $23.71875 PER RESET PERQS
                                  ------------


                                               Agent's          Proceeds to
                        Price to Public      Commissions        the Company
                        ---------------      -----------        -----------
Per Reset PERQS.....       $23.71875            $0.33            $23.38875
Total...............      $90,000,702       $1,252,183.68     $88,748,518.32


If you purchase at least 150,000 Reset PERQS in any single transaction and you comply with the holding period requirement described under "Supplemental Information Concerning Plan of Distribution" in this pricing supplement, the price will be $23.39262 per Reset PERQS (98.625% of the Issue Price). In that case, the underwriting discounts and commissions will be $0.00387 per Reset PERQS.


                           MORGAN STANLEY DEAN WITTER

                      (This page intentionally left blank)

                          SUMMARY OF PRICING SUPPLEMENT

               The following summary describes the Reset PERQS we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in "Risk Factors."

               The Reset PERQS offered are medium-term debt securities of Morgan Stanley Dean Witter & Co. The return on the Reset PERQS is linked to the performance of Oracle Corporation common stock, which we refer to as Oracle Stock. The Reset PERQS also provide fixed quarterly payments at an annual rate of 6% based on the principal amount of each Reset PERQS. Unlike ordinary debt securities, Reset PERQS do not guarantee the return of principal at maturity. Instead the Reset PERQS pay a number of shares of Oracle Stock at maturity based on the performance of this stock, either up or down, subject to a maximum value in each year. We may not redeem the Reset PERQS prior to maturity.


Each Reset PERQS        We, Morgan Stanley Dean Witter & Co., are offering 6%
costs $23.71875         Reset Performance Equity-linked Redemption Quarterly-pay
                        Securities[SM] due December 15, 2001, which we refer to as the Reset PERQS[SM]. The principal amount and issue price of each Reset PERQS is $23.71875, which is one-half of the closing price of Oracle Stock on October
                        13, 1999, the day we offered the Reset PERQS for initial sale to the public.

No guaranteed           Unlike ordinary debt securities, the Reset PERQS do not
return of principal     guarantee any return of principal at maturity. Instead
                        the Reset PERQS will pay an amount of Oracle Stock based on the market price of Oracle Stock, either up or down, on December 15, 2000 and at maturity, in each case subject to a cap price. Investing in Reset PERQS is not equivalent to investing in Oracle Stock.

6% interest on the      We will pay interest on the Reset PERQS, at the rate of
principal amount        6% of the principal amount per year, quarterly on each
                        March 15, June 15, September 15 and December 15, beginning December 15, 1999. The interest rate we pay on the Reset PERQS is more than the current dividend rate on the Oracle Stock. The Reset PERQS will mature on December 15, 2001.

Your appreciation       The appreciation potential of each Reset PERQS is
potential is capped     limited in each year by the cap price. The cap price
                        through December 15, 2000 is $64.52, or 136.01% of the closing price of Oracle Stock on the day we offered the Reset PERQS for initial sale to the public ("First Year
                        Cap Price"). The cap price thereafter until maturity
                        ("Second Year Cap Price") will be the higher of 136% of the closing price of Oracle Stock on December 15, 2000 and the First Year Cap Price. The maximum you can receive at maturity is Oracle Stock worth $43.87 per Reset PERQS.

Payout at Maturity      At maturity, for each $23.71875 principal amount of
                        Reset PERQS you hold, we will give to you a number of shares of Oracle Stock equal to the exchange ratio. The initial exchange ratio is one-half of a share of Oracle
                        Stock per Reset PERQS and may be adjusted as follows:

                                         First Year Adjustment
                           The exchange ratio will be adjusted downward if the market price of Oracle Stock exceeds the First Year Cap Price on December 15, 2000.

                           The adjusted exchange ratio will be calculated as follows:

                                                 First Year Cap Price
          New Exchange = Initial Exchange x --------------------------------
             Ratio             Ratio         Oracle Stock closing price on
                                                  December 15, 2000

                           If the market price of Oracle Stock on December 15, 2000 is the same as or less than the First Year Cap Price, we will not adjust the exchange ratio at that time.

                                         Second Year Adjustment

                           The exchange ratio may be adjusted downward again at maturity, but only if the market price of Oracle Stock at maturity exceeds the Second Year Cap Price. The final exchange ratio will then be calculated as follows:

                                                  Second Year Cap Price
     Final Exchange = Existing Exchange x --------------------------------------
         Ratio             Ratio          Oracle Stock closing price at maturity

                           If the market price of Oracle Stock at maturity is the same as or less than the Second Year Cap Price, we will not adjust the Exchange Ratio at maturity.

                        On the next page, we have provided a table titled "Hypothetical Payouts on the Reset PERQS." The table demonstrates the effect of these adjustments to the exchange ratio under a variety of hypothetical price scenarios. You should examine the table for examples of how the payout on the Reset PERQS could be affected under these or other potential price scenarios. This table does not show every situation that may occur.

                        You can review the prices of Oracle Stock for the last three years in the "Historical Information" section of this pricing supplement.

                        During the life of the Reset PERQS, Morgan Stanley & Co. Incorporated or its successors, which we refer to as MS & Co., acting as calculation agent, will also make adjustments to the effective exchange ratio to reflect the occurrence of certain corporate events that could affect the market price of Oracle Stock. You should read about these adjustments in the sections called "Description of Reset PERQS--Exchange at Maturity," "--Exchange Factor" and "--Antidilution Adjustments."

The Calculation Agent   We have appointed MS & Co. to act as calculation agent
                        for The Chase Manhattan Bank, the trustee for our senior notes. As calculation agent, MS & Co. will determine the exchange ratio and the cap prices and calculate the amount of Oracle Stock that you will receive at maturity.


No affiliation with     Oracle Corporation is not an affiliate of ours and is
Oracle Corporation      not involved with this offering in any way. The
                        obligations represented by the Reset PERQS are obligations of Morgan Stanley Dean Witter & Co. and not of Oracle Corporation.

More information on     The Reset PERQS are senior notes issued as part of our
the Reset PERQS         Series C medium-term note program. You can find a
                        general description of our Series C medium-term note program in the accompanying prospectus supplement dated
                        May 6, 1999. We describe the basic features of this type of note in the sections called "Description of Notes--
                        Fixed Rate Notes" and "--Exchangeable Notes."

                        For a detailed description of terms of the Reset PERQS including the specific mechanics and timing of the exchange ratio adjustments, you should read the "Description of Reset PERQS" section in this pricing supplement. You should also read about some of the risks involved in investing in Reset PERQS in the section called "Risk Factors."

How to reach us         You may contact your local Morgan Stanley Dean Witter
                        branch office or our principal executive offices at 1585
                        Broadway, New York, New York, 10036 (telephone number
                        (212) 761-4000).

                     HYPOTHETICAL PAYOUTS ON THE RESET PERQS

      For each Reset PERQS, the following table illustrates, for a range of First Year Closing Prices and Maturity Prices, any adjustments we would make to the Exchange Ratio and the Second Year Cap Price and the resulting payout at maturity and total return on each Reset PERQS.

Initial Price                    Initial
  of Reset      Initial Oracle   Exchange     First Year      First Year       12/15/00
    PERQS        Stock Price      Ratio       Cap Price      Closing Price   Exchange Ratio
-------------   --------------   --------     ----------     -------------   --------------
  $23.71875        $47.4375      0.50000        $64.52          $35.00          0.50000
  $23.71875        $47.4375      0.50000        $64.52          $35.00          0.50000
  $23.71875        $47.4375      0.50000        $64.52          $35.00          0.50000
  $23.71875        $47.4375      0.50000        $64.52          $55.00          0.50000
  $23.71875        $47.4375      0.50000        $64.52          $55.00          0.50000
  $23.71875        $47.4375      0.50000        $64.52          $55.00          0.50000
  $23.71875        $47.4375      0.50000        $64.52          $90.00          0.35844
  $23.71875        $47.4375      0.50000        $64.52          $90.00          0.35844
  $23.71875        $47.4375      0.50000        $64.52          $90.00          0.35844
  $23.71875        $47.4375      0.50000        $64.52          $64.52          0.50000

                                              136.01% of
                                            Initial Oracle
                                             Stock Price


                                                                  Reset PERQS
                                                               Payout at Maturity         Reset PERQS
  Second Year         Oracle  Stock        Exchange Ratio          Based on        Payout at Maturity plus
   Cap Price         Maturity Price(1)      at Maturity       Oracle Stock Price          6% Coupon
  -----------        -----------------     --------------     ------------------   -----------------------
    $64.5200             $25.0000             0.50000               $12.50                 $15.57
    $64.5200             $50.0000             0.50000               $25.00                 $28.07
    $64.5200             $85.0000             0.37953               $32.26                 $35.33
    $74.8000             $45.0000             0.50000               $22.50                 $25.57
    $74.8000             $60.0000             0.50000               $30.00                 $33.07
    $74.8000             $90.0000             0.41556               $37.40                 $40.47
   $122.4000             $75.0000             0.35844               $26.88                 $29.95
   $122.4000            $100.0000             0.35844               $35.84                 $38.91
   $122.4000            $150.0000             0.29249               $43.87                 $46.94
    $87.7472             $87.7472             0.50000               $43.87                 $46.94

   Greater of                                                   Maturity Price
      (x)                                                           times
    136% of                                                       Adjusted
   First Year                                                     Exchange
    Closing                                                         Ratio
 Price and (y)
   First Year
   Cap Price


(1) The Oracle Stock Maturity Price does not include any dividend payments that may have been paid to holders of Oracle Stock.


                                  RISK FACTORS

      The Reset PERQS are not secured debt and are riskier than ordinary debt securities. Because the return to investors is linked to the performance of Oracle Stock, there is no guaranteed return of principal. To the extent that the final market price of Oracle Stock at maturity is either less than today's market price or not sufficiently above today's market price to compensate for a downward adjustment of the exchange ratio, if any, at December 15, 2000, investors will lose money on their investment. Investing in Reset PERQS is not equivalent to investing directly in Oracle Stock. This section describes the most significant risks relating to the Reset PERQS. You should carefully consider whether the Reset PERQS are suited to your particular circumstances before you decide to purchase them.


Reset PERQS Are Not                 The Reset PERQS combine features of equity
Ordinary Senior Notes --            and debt. The terms of the Reset PERQS
No guaranteed return of             differ from those of ordinary debt
principal                           securities in that we will not pay you a
                                    fixed amount at maturity. Our payout to you at maturity will be a number of shares of Oracle Stock based on the market price of Oracle Stock on December 15, 2000 and at maturity. If the final market price of Oracle Stock at maturity is either less than today's market price or not sufficiently above today's market price to compensate for a downward adjustment of the exchange ratio, if any, at December 15, 2000, we will pay you an amount of Oracle Stock with a value less than the principal amount of the Reset
                                    PERQS. See "Hypothetical Payouts on the
                                    Reset PERQS" above.

Your Appreciation                   The appreciation potential of the Reset
Potential Is Limited                PERQS is limited because of the cap prices.
                                    Even though the $23.71875 issue price of one
                                    Reset PERQS is equal to today's market price of one share of Oracle Stock multiplied by the initial exchange ratio, you may receive a lesser fractional amount of Oracle Stock per Reset PERQS at maturity if the initial exchange ratio of one-half of a share has been adjusted downwards. If the price of Oracle Stock appreciates above both the cap price for December 15, 2000 and the cap price for December 13, 2001, the initial exchange ratio of one-half of a share of Oracle Stock per Reset PERQS will be reduced twice.

                                    The exchange ratio and the final market
                                    price of Oracle Stock at maturity will be determined on December 13, 2001, which is two trading days prior to maturity of the Reset PERQS. If the price of Oracle Stock is lower on the actual maturity date than it was on December 13, 2001, the value of any Oracle Stock you receive will be less. Under no circumstances will you receive an amount of Oracle Stock for each Reset PERQS worth more than $43.87 as of such second scheduled trading day prior to maturity.

Secondary Trading                   There may be little or no secondary market
May Be Limited                      for the Reset PERQS. Although the Reset
                                    PERQS have been approved for listing on the American Stock Exchange, Inc., it is not possible to predict whether the Reset PERQS will trade in the secondary market. Even if there is a secondary market, it may not provide significant liquidity. MS & Co.
                                    currently intends to act as a market maker for Reset PERQS but is not required to do so.

Market Price of the Reset           Several factors, many of which are beyond
PERQS Influenced by Many            our control, will influence the value of the
Unpredictable Factors               Reset PERQS. We expect that generally the
                                    market price of the Oracle Stock on any day will affect the value of the Reset PERQS more than any other single factor. Because adjustments to the exchange ratio for the Reset PERQS are tied to the closing stock prices on two specific days, however, the Reset PERQS may trade differently from the underlying stock. Other factors that may influence the value of the Reset PERQS include:

                                    o  the volatility (frequency and magnitude
                                       of changes in price) of the Oracle Stock

                                    o  the dividend rate on Oracle Stock

                                    o economic, financial and political events that affect stock markets generally and which may affect the market price of the Oracle Stock

                                    o  interest and yield rates in the market

                                    o the time remaining to the maturity of the Reset PERQS

                                    o  our creditworthiness

                                    Some or all of these factors will influence the price you will receive if you sell your Reset PERQS prior to maturity. For example, you may have to sell your Reset PERQS at a substantial discount from the principal amount if the market price of the Oracle Stock is at, below, or not sufficiently above the initial market price.

                                    You cannot predict the future performance of Oracle Stock based on its historical performance. The price of Oracle Stock may decrease so that you will receive at maturity shares of Oracle Stock worth less than the principal amount of the Reset PERQS. We cannot guarantee that the price of Oracle Stock will increase so that you will receive at maturity an amount in excess of the principal amount of the Reset PERQS.

No Affiliation with                 We are not affiliated with Oracle
Oracle Corporation                  Corporation ("Oracle"). Although we do not
                                    have any non-public information about Oracle as of the date of this pricing supplement, we or our subsidiaries may presently or from time to time engage in business with Oracle, including extending loans to, or making equity investments in, Oracle or providing advisory services to Oracle, including merger and acquisition advisory services.
                                    Moreover, we have no ability to control or predict the actions of Oracle, including any corporate actions of the type that would require the calculation agent to adjust the payout to you at maturity. Oracle is not involved in the offering of the Reset PERQS in any way and has no obligation to consider your interest as an owner of Reset PERQS in taking any corporate actions that might affect the value of your Reset PERQS. None of the money you pay for the Reset PERQS will go to Oracle.

You Have No                         As an owner of Reset PERQS, you will not
Shareholder Rights                  have voting rights or rights to receive
                                    dividends or other distributions or any
                                    other rights with respect to the Oracle
                                    Stock.

Limited Antidilution                MS & Co., as calculation agent, will adjus
Adjustments                         the amount payable at maturity for certain
                                    events affecting the Oracle Stock, such as stock splits and stock dividends, and certain other corporate actions involving
                                    Oracle, such as mergers. However, the
                                    calculation agent is not required to make an adjustment for every corporate event that can affect the Oracle Stock. For example, the calculation agent is not required to make any adjustments if Oracle or anyone else makes a partial tender or partial exchange offer for the Oracle Stock. If an event occurs that does not require the calculation agent to adjust the amount of Oracle Stock payable at maturity, the market price of the Reset PERQS may be materially and adversely affected.

Potential Conflicts of Interest     As calculation agent, MS & Co. will
between You and the                 calculate the payout to you at maturity of
Calculation Agent                   the Reset PERQS. MS & Co. and other
                                    affiliates may also carry out hedging
                                    activities related to Reset PERQS or to
                                    other instruments, including trading in
                                    Oracle Stock as well as in other instruments related to Oracle Stock. MS & Co. and some of our other subsidiaries also trade Oracle
                                    Stock and other financial instruments
                                    related to Oracle Stock on a regular basis as part of their general broker dealer and other businesses. Any of these activities could influence MS & Co.'s determination of adjustments made to Reset PERQS and, accordingly, could affect your payout on the Reset PERQS.

Tax Treatment                       You should also consider the tax
                                    consequences of investing in the Reset
                                    PERQS. There is no direct legal authority as to the proper tax treatment of the Reset
                                    PERQS, and therefore significant aspects of the tax treatment of the Reset PERQS are uncertain. We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the Reset
                                    PERQS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the section "Description of Reset
                                    PERQS--United States Federal Income
                                    Taxation" in this pricing supplement.

                           DESCRIPTION OF RESET PERQS

      Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term "Reset PERQS" refers to each $23.71875 principal amount of our 6% Reset PERQS due December 15, 2001, Mandatorily Exchangeable For Shares of Common Stock of Oracle Corporation. In this pricing supplement, the terms "MSDW," "we," "us," and "our" refer to Morgan Stanley Dean Witter & Co.

Principal Amount..............   $90,000,702

Maturity Date.................   December 15, 2001

Interest Rate.................   6% per annum (equivalent to $1.423125 per
                                 annum per Reset PERQS)

Interest Payment Dates........   Each March 15, June 15, September 15 and
                                 December 15, beginning December 15, 1999.

Specified Currency............   U.S. Dollars

Issue Price...................   $23.71875 per Reset PERQS

Initial Oracle Stock Price....   $47.4375

Original Issue Date
  (Settlement Date)...........   October 18, 1999

CUSIP.........................   61744Y876

Denominations.................   $23.71875 and integral multiples thereof

First Year Cap Price..........   $64.52 (136.01% of the Initial Oracle Stock
Price)

First Year Determination Date.   December 15, 2000 (or if such date is not a
                                 Trading Day on which no Market Disruption
                                 Event occurs, the immediately succeeding
                                 Trading Day on which no Market Disruption
                                 Event occurs).

First Year Closing Price......   First Year Closing Price means the product of
                                 (i) the Market Price of one share of Oracle
                                 Stock and (ii) the Exchange Factor, each determined as of the First Year Determination
                                 Date.

Second Year Cap Price.........   Second Year Cap Price means the greater of
                                 (x) 136% of the First Year Closing Price and
                                 (y) the First Year Cap Price. See "Exchange at Maturity" below.

Maturity Price................   Maturity Price means the product of (i) the
                                 Market Price of one share of Oracle Stock and
                                 (ii) the Exchange Factor, each determined as of the second scheduled Trading Day immediately prior to maturity.

Exchange at Maturity..........   At maturity (including as a result of
                                 acceleration under the terms of the senior indenture), upon delivery of each Reset PERQS to the Trustee, we will apply each $23.71875 principal amount of such Reset PERQS as payment for a number of shares of Oracle Stock at the Exchange Ratio. The initial Exchange Ratio, initially set at 0.5, is subject to adjustment on the First Year Determination Date and at maturity in order to cap the value of the Oracle Stock to be received upon delivery of the Reset PERQS at $43.87 per Reset PERQS
                                 (184.96% of the Issue Price). Solely for purposes of adjustment upon the occurrence of certain corporate events, the number of shares of Oracle Stock to be delivered at maturity will also be adjusted by an Exchange Factor, initially set at 1.0. See "Exchange Factor" and "Antidilution Adjustments" below.

                                 If the First Year Closing Price is less than or equal to the First Year Cap Price, no adjustment to the Exchange Ratio will be made at such time. If the First Year Closing Price exceeds the First Year Cap Price, the Exchange Ratio will be adjusted so that the new Exchange Ratio will equal the product of (i) the existing Exchange Ratio and (ii) a fraction the numerator of which will be the First Year Cap Price and the denominator of which will be the First Year Closing Price. In addition, on the First Year Determination Date, the Calculation Agent will establish the "Second Year Cap Price" that will be equal to the greater of
                                 (x)136% of the First Year Closing Price and (y) the First Year Cap Price. Notice of the Second Year Cap Price and of any such adjustment to the Exchange Ratio shall promptly be sent by first-class mail to The Depository Trust Company, New York, New York (the "Depositary"). If the Maturity Price is less than or equal to the Second Year Cap Price, no further adjustment to the Exchange Ratio will be made. If the Maturity Price exceeds the Second Year Cap Price, the then existing Exchange Ratio will be adjusted so that the final Exchange Ratio will equal the product of (i) the existing Exchange Ratio and (ii) a fraction the numerator of which will be the Second Year Cap Price and the denominator of which will be the Maturity Price. Please review each example in the table called "Hypothetical Payouts on the Reset PERQS" on PS-5.

                                 All calculations with respect to the Exchange Ratios for the Reset PERQS will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upwards (e.g., .876545 would be rounded to .87655); all calculations with respect to the Second Year Cap Price will be rounded to the nearest ten-thousandth, with five one-hundred-thousandths rounded upwards (e.g., $12.34567 would be rounded to $12.3457); and all dollar amounts related to payouts at maturity resulting from such calculations will be rounded to the nearest cent with one-half cent being rounded upwards.

                                 We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to the Depositary, on or prior to 10:30 a.m. on the Trading Day immediately prior to maturity of the Reset PERQS, of the amount of Oracle Stock to be delivered with respect to each $23.71875 principal amount of each Reset PERQS and (ii) deliver such shares of Oracle Stock (and cash in respect of interest and any fractional shares of Oracle Stock) to the Trustee for delivery to the holders. The Calculation Agent shall determine the Exchange Ratio applicable at the maturity of the Reset PERQS and calculate the Exchange Factor.

No Fractional Shares..........   Upon delivery of the Reset PERQS to the
                                 Trustee at maturity (including as a result of acceleration under the terms of the senior indenture), we will deliver the aggregate number of shares of Oracle Stock due with respect to all of such Reset PERQS, as described above, but we will pay cash in lieu of delivering any fractional share of Oracle
                                 Stock in an amount equal to the corresponding fractional Market Price of such fraction of a share of Oracle Stock as determined by the Calculation Agent as of the second scheduled
                                 Trading Day prior to maturity of the Reset
                                 PERQS.

Exchange Factor...............   The Exchange Factor will be set initially at
                                 1.0, but will be subject to adjustment upon the occurrence of certain corporate events affecting the Oracle Stock through and including the second scheduled Trading Day immediately prior to maturity. See
                                 "Antidilution Adjustments" below.

Market Price..................   If Oracle Stock (or any other security for
                                 which a Market Price must be determined) is listed on a national securities exchange, is a security of The Nasdaq National Market or is included in the OTC Bulletin Board Service
                                 ("OTC Bulletin Board") operated by the National
                                 Association of Securities Dealers, Inc. (the
                                 "NASD"), the Market Price for one share of Oracle Stock (or one unit of any such other security) on any Trading Day means (i) the last reported sale price, regular way, on such day on the principal United States securities exchange registered under the Securities
                                 Exchange Act of 1934, as amended (the "Exchange
                                 Act"), on which Oracle Stock (or any such other security) is listed or admitted to trading or
                                 (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable (even if Oracle Stock (or any such other security) is listed or admitted to trading on such securities exchange), the last reported sale price on the over-the-counter market as reported on the Nasdaq National Market or OTC
                                 Bulletin Board on such day. If the last
                                 reported sale price is not available pursuant to clause (i) or (ii) of the preceding sentence because of a Market Disruption Event or otherwise, the Market Price for any Trading Day shall be the mean, as determined by the Calculation Agent, of the bid prices for Oracle
                                 Stock (or any such other security) obtained from as many dealers in such stock (which may include MS & Co. or any of our other subsidiaries or affiliates), but not exceeding three, as will make such bid prices available to the Calculation Agent. A "security of the Nasdaq National Market" shall include a security included in any successor to such system and the term "OTC Bulletin Board
                                 Service" shall include any successor service thereto.

Trading Day...................   A day, as determined by the Calculation
                                 Agent, on which trading is generally
                                 conducted on the New York Stock Exchange
                                 ("NYSE"), the AMEX, the Nasdaq National
                                 Market, the Chicago Mercantile Exchange, and the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States.

Acceleration Event............   If on any date the product of the Market
                                 Price per share of Oracle Stock and the
                                 Exchange Factor is less than $4.00, the
                                 maturity date of the Reset PERQS will be deemed to be accelerated to such date, and we will apply each $23.71875 principal amount of each Reset PERQS as payment for a number of shares of Oracle Stock at the then current
                                 Exchange Ratio, as adjusted by the then
                                 current Exchange Factor.  See also
                                 "Antidilution Adjustments" below.

Optional Redemption...........   We will not redeem the Reset PERQS prior to the
                                 Maturity Date.

Book Entry Note or
  Certificated Note...........   Book Entry

Senior Note or Subordinated
  Note........................   Senior

Trustee.......................   The Chase Manhattan Bank

Agent for the underwritten
  offering of Reset PERQS.....   MS & Co.

Calculation Agent.............   MS & Co.

                                 Because the Calculation Agent is our affiliate, potential conflicts of interest may exist between the Calculation Agent and you as an owner of the Reset PERQS, including with respect to certain determinations and judgments that the Calculation Agent must make in making adjustments to the Exchange Factor or other antidilution adjustments or determining any Market Price or whether a Market Disruption Event has occurred. See "Antidilution Adjustments" and "Market Disruption Event" below. MS & Co. is obligated to carry out its duties as Calculation Agent in good faith using its reasonable judgment.

Antidilution Adjustments......   The Exchange Factor will be adjusted as
                                 follows:

                                    1. If Oracle Stock is subject to a stock
                                 split or reverse stock split, then once such split has become effective, the Exchange Factor will be adjusted to equal the product of the prior Exchange Factor and the number of shares issued in such stock split or reverse stock split with respect to one share of Oracle Stock.

                                    2. If Oracle Stock is subject (i) to a stock
                                 dividend (issuance of additional shares of Oracle Stock) that is given ratably to all holders of shares of Oracle Stock or (ii) to a distribution of Oracle Stock as a result of the triggering of any provision of the corporate charter of Oracle, then once the dividend has become effective and Oracle Stock is trading ex-dividend, the Exchange Factor will be adjusted so that the new Exchange Factor shall equal the prior Exchange Factor plus the product of (i) the number of shares issued with respect to one share of Oracle Stock and (ii) the prior Exchange Factor.

                                    3. There will be no adjustments to the
                                 Exchange Factor to reflect cash dividends or other distributions paid with respect to Oracle Stock other than distributions described in clauses (i) and (v) of paragraph 5 below and Extraordinary Dividends as described below. A cash dividend or other distribution with respect to Oracle Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for Oracle Stock by an amount equal to at least 10% of the Market Price of Oracle Stock (as adjusted for any subsequent corporate event requiring an adjustment hereunder, such as a stock split or reverse stock split) on the Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to Oracle Stock, the Exchange Factor with respect to Oracle Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Exchange Factor will equal the product of (i) the then current Exchange Factor and (ii) a fraction, the numerator of which is the Market Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for Oracle Stock will equal (i) in the case of cash dividends or other distributions that constitute regular dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for Oracle Stock or
                                 (ii) in the case of cash dividends or other distributions that do not constitute regular dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Oracle Stock described in clause (i) or clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Exchange Factor pursuant only to clause (i) or clause
                                 (v) of paragraph 5, as applicable.

                                    4. If Oracle issues rights or warrants to
                                 all holders of Oracle Stock to subscribe for or purchase Oracle Stock at an exercise price per share less than the Market Price of the Oracle Stock on both (i) the date the exercise price of such rights or warrants is determined and
                                 (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Reset PERQS, then the Exchange Factor will be adjusted to equal the product of the prior Exchange Factor and a fraction, the numerator of which shall be the number of shares of Oracle Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Oracle Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of Oracle Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Oracle Stock which the aggregate offering price of the total number of shares of Oracle Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price.

                                    5. If (i) there occurs any reclassification
                                 or change of Oracle Stock, including, without limitation, as a result of the issuance of any tracking stock by Oracle, (ii) Oracle or any surviving entity or subsequent surviving entity of Oracle (an "Oracle Successor") has been subject to a merger, combination or consolidation and is not the surviving entity,
                                 (iii) any statutory exchange of securities of Oracle or any Oracle Successor with another corporation occurs (other than pursuant to clause (ii) above), (iv) Oracle is liquidated,
                                 (v) Oracle issues to all of its shareholders equity securities of an issuer other than Oracle (other than in a transaction described in clauses (ii), (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer or going-private transaction is consummated for all the outstanding shares of Oracle Stock (any such event in clauses (i) through (vi) a "Reorganization Event"), the method of determining the amount payable upon exchange at maturity for each Reset PERQS will be adjusted to provide that each holder of Reset PERQS will receive at maturity, in respect of each $23.71875 principal amount of each Reset PERQS, securities, cash or any other assets distributed to holders of Oracle Stock in any such Reorganization Event, including, in the case of the issuance of tracking stock, the reclassified share of Oracle Stock and, in the case of a Spin-off Event, the share of Oracle Stock with respect to which the spun-off security was issued (collectively, the "Exchange Property") in an amount with a value equal to the product of the final Exchange Ratio and the Transaction Value. In addition, following a Reorganization Event, the method of determining the Maturity Price will be adjusted so that the Maturity Price will mean the Transaction Value as of the second scheduled Trading Day immediately prior to maturity, and if the Reorganization Event occurs prior to the First Year Determination Date, the First Year Closing Price will mean the Transaction Value determined as of the First Year Determination Date. Notwithstanding the above, if the Exchange Property received in any such Reorganization Event consists only of cash, the maturity date of the Reset PERQS will be deemed to be accelerated to the date on which such cash is distributed to holders of Oracle Stock and holders will receive in lieu of any Oracle Stock and as liquidated damages in full satisfaction of MSDW's obligations under the Reset PERQS the product of (i) the Transaction Value as of such date and (ii) the then current Exchange Ratio adjusted as if such date were the next to occur of either the First Year Determination Date or the second scheduled Trading Day prior to maturity. If Exchange Property consists of more than one type of property, holders of Reset PERQS will receive at maturity a pro rata share of each such type of Exchange Property. If Exchange Property includes a cash component, holders will not receive any interest accrued on such cash component. "Transaction Value" at any date means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of Oracle Stock, as adjusted by the Exchange Factor at the time of such Reorganization Event, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value, as determined by the Calculation Agent, as of the date of receipt, of such Exchange Property received for each share of Oracle Stock, as adjusted by the Exchange Factor at the time of such Reorganization Event and (iii) for any security received in any such Reorganization Event, an amount equal to the Market Price, as of the date on which the Transaction Value is determined, per share of such security multiplied by the quantity of such security received for each share of Oracle Stock, as adjusted by the Exchange Factor at the time of such Reorganization Event. In the event Exchange Property consists of securities, those securities will, in turn, be subject to the antidilution adjustments set forth in paragraphs 1 through 5.

                                 For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

                                 No adjustments to the Exchange Factor will be required unless such adjustment would require a change of at least 0.1% in the Exchange Factor then in effect. The Exchange Factor resulting from any of the adjustments specified above will be rounded to the nearest one hundred-thousandth with five one-millionths being rounded upward.

                                 No adjustments to the Exchange Factor or method of calculating the Exchange Ratio will be made other than those specified above. The adjustments specified above do not cover all events that could affect the Market Price of the Oracle Stock, including, without limitation, a partial tender or exchange offer for the Oracle Stock.

                                 Notwithstanding the foregoing, the amount payable by us at maturity with respect to each Reset PERQS, determined as of the second scheduled Trading Day prior to maturity, will not under any circumstances exceed an amount of Oracle Stock having a market value of $43.87 as of such second scheduled Trading Day.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the Exchange Factor or method of calculating the Exchange Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

                                 The Calculation Agent will provide information as to any adjustments to the Exchange Factor or method of calculating the Exchange Ratio upon written request by any holder of the Reset PERQS.

Market Disruption Event.......   "Market Disruption Event" means, with respect
                                 to Oracle Stock:

                                    (i) a suspension, absence or material
                                    limitation of trading of Oracle Stock on the primary market for Oracle Stock for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or a breakdown or failure in the price and trade reporting systems of the primary market for Oracle Stock as a result of which the reported trading prices for Oracle Stock during the last one-half hour preceding the closing of trading in such market are materially inaccurate; or the suspension, absence or material limitation on the primary market for trading in options contracts related to Oracle Stock, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii) a determination by the Calculation
                                    Agent in its sole discretion that any event described in clause (i) above materially interfered with the ability of MSDW or any of its affiliates to unwind or adjust all or a material portion of the hedge with respect to the Reset PERQS.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in an options contract on Oracle Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to Oracle Stock and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Oracle Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Oracle Stock; Public
  Information.................   Oracle Corporation develops, manufactures,
                                 markets and distributes software for
                                 information management, which helps
                                 corporations manage their businesses. Oracle
                                 Stock is registered under the Exchange Act.
                                 Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange
                                 Commission (the "Commission"). Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room
                                 1024, 450 Fifth Street, N.W., Washington, D.C.
                                 20549 or at its Regional Offices located at Suite 1400, Citicorp Center, 500 West Madison
                                 Street, Chicago, Illinois 60661 and at Seven
                                 World Trade Center, 13th Floor, New York, New
                                 York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W.,
                                 Washington, D.C. 20549, at prescribed rates. In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission.
                                 The address of the Commission's website is http://www.sec.gov. Information provided to or filed with the Commission by Oracle pursuant to the Exchange Act can be located by reference to Commission file number 0-14376. In addition, information regarding Oracle may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

                                 This pricing supplement relates only to the Reset PERQS offered hereby and does not relate to Oracle Stock or other securities of Oracle. We have derived all disclosures contained in this pricing supplement regarding Oracle from the publicly available documents described in the preceding paragraph. Neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Oracle in connection with the offering of the Reset PERQS. Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Oracle is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of Oracle Stock (and therefore the Initial Oracle Stock Price, the First Year Cap Price, the Second Year Cap Price and the maximum appreciation amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Oracle could affect the value received at maturity with respect to the Reset PERQS and therefore the trading prices of the Reset PERQS.

                                 Neither we nor any of our affiliates makes any representation to you as to the performance of Oracle Stock.

                                 We and/or our subsidiaries may presently or from time to time engage in business with Oracle, including extending loans to, or making equity investments in, Oracle or providing advisory services to Oracle, including merger and acquisition advisory services. In the course of such business, we and/or our subsidiaries may acquire non-public information with respect to Oracle and, in addition, one or more of our affiliates may publish research reports with respect to Oracle. The statement in the preceding sentence is not intended to affect the right of holders of the Reset PERQS under the securities laws. As a prospective purchaser of a Reset PERQS, you should undertake an independent investigation of Oracle as in your judgment is appropriate to make an informed decision with respect to an investment in Oracle Stock.

Historical Information........   The following table sets forth the high and
                                 low Market Price during 1996, 1997, 1998 and
                                 1999 through October 13, 1999.  The Market
                                 Price on October 13 was $47 7/16.  We
                                 obtained the Market Prices listed below from Bloomberg Financial Markets and we believe such information to be accurate. You should not take the historical prices of Oracle
                                 Stock as an indication of future performance.
                                 The price of Oracle Stock may decrease so that you will receive at maturity shares of Oracle Stock worth less than the principal amount of the Reset PERQS. We cannot give you any assurance that the price of Oracle
                                 Stock will increase so that at maturity you will receive an amount in excess of the principal amount of the Reset PERQS. Because your return is linked to the Market Price of Oracle Stock on December 15, 2000 and
                                 December 13, 2001, there is no guaranteed return of principal. To the extent that the Maturity Price of Oracle Stock is less than the Initial Oracle Stock Price or not sufficiently above the Initial Oracle Stock
                                 Price to compensate for a downward adjustment of the Exchange Ratio, if any, at December
                                 15, 2000 and the shortfall is not offset by the coupon paid on the Reset PERQS, you will lose money on your investment.


                                        Oracle                High        Low
                                        ------                ----        ---
                              (CUSIP 68389X105)
                              1996
                              First Quarter................. 16 5/64    11 55/64
                              Second Quarter................ 17 9/16    12 19/64
                              Third Quarter................. 19 25/32   15 43/64
                              Fourth Quarter................ 22 7/64    18 9/32
                              1997
                              First Quarter................. 19 15/16   15 11/64
                              Second Quarter................ 23 43/64   15 43/64
                              Third Quarter................. 27 27/64   21 25/64
                              Fourth Quarter................ 25 1/64    14 1/64
                              1998
                              First Quarter................. 21 3/64    12 3/64
                              Second Quarter................ 20 59/64   15 13/64
                              Third Quarter................. 19 27/64   12 45/64
                              Fourth Quarter................ 29 43/64   15 29/64
                              1999
                              First Quarter................. 40 1/2     25 15/16
                              Second Quarter................ 37 1/8     21 7/16
                              Third Quarter ................ 46 3/8     35
                              Fourth Quarter
                                (through October 13, 1999).. 47 7/16   44 11/16


                                 Historical prices have been adjusted for three 3 for 2 stock splits of Oracle Stock, which became effective in the second quarter of 1996, the third quarter of 1997 and the first quarter of 1999, respectively.

                                 Oracle has not paid cash dividends on Oracle
                                 Stock to date. We make no representation as to the amount of dividends, if any, that Oracle will pay in the future. In any event, as a holder of the Reset PERQS, you will not be entitled to receive dividends, if any, that may be payable on Oracle Stock.

Use of Proceeds and Hedging...   The net proceeds we receive from the sale of
                                 the Reset PERQS will be used for general corporate purposes and, in part, by us or by one or more of our subsidiaries in connection with hedging our obligations under the Reset
                                 PERQS. See also "Use of Proceeds" in the accompanying prospectus.

                                 On the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Reset PERQS by taking positions in Oracle Stock and other instruments. Purchase activity could have potentially increased the price of Oracle Stock, and therefore effectively have increased the level to which Oracle Stock must rise before you would receive at maturity an amount of Oracle Stock worth as much as or more than the principal amount of the Reset PERQS. Through our subsidiaries, we are likely to modify our hedge position throughout the life of the Reset PERQS, including on the First Year Determination Date, by purchasing and selling the Oracle Stock, options on Oracle Stock listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activity. Although we have no reason to believe that our hedging activity had or will have a material impact on the price of Oracle Stock, we cannot give any assurance that we did not, or in the future will not, affect such price as a result of our hedging activities.

Supplemental Information
Concerning Plan of
Distribution..................   In order to facilitate the offering of the
                                 Reset PERQS, the Agent may engage in
                                 transactions that stabilize, maintain or otherwise affect the price of the Reset PERQS or the Oracle Stock. Specifically, the Agent may overallot in connection with the offering, creating a short position in the Reset PERQS for its own account. In addition, to cover allotments or to stabilize the price of the Reset PERQS, the Agent may bid for, and purchase, the Reset PERQS or the Oracle Stock in the open market. See "Use of Proceeds and Hedging" above.

                                 The Agent proposes initially to offer the Reset PERQS directly to the public at the public offering price set forth on the cover page hereof plus accrued interest, if any, from the Original Issue Date; provided that the price will be $23.39262 per Reset PERQS and the underwriting discounts and commissions will be $0.00387 per Reset PERQS for purchasers of greater than or equal to 150,000 Reset PERQS in any single transaction, subject to the holding period requirements described below.

                                 Delivery of approximately 98.625% of the Reset PERQS to a purchaser of 150,000 or more Reset PERQS at the reduced price (the "Delivered Reset PERQS") will be made on the date of delivery of the Reset PERQS referred to on the cover of this pricing supplement. The balance of approximately 1.375% of the Reset PERQS (the "Escrowed Reset PERQS") purchased by each such investor will be held in escrow at MS & Co. for the benefit of the investor and delivered to such investor if the investor and any accounts in which the investor may have deposited any of its Delivered Reset PERQS have held all of the Delivered Reset PERQS for 45 calendar days following the date of the pricing supplement or any shorter period deemed appropriate by the Agent. If an investor or any account in which the investor has deposited any of its Delivered Reset PERQS fails to satisfy the holding period requirement, as determined by the Agent, all of the investor's Escrowed Reset PERQS will be forfeited by the investor and not delivered to it. The Escrowed Reset PERQS will instead be delivered to the Agent for sale to investors. This forfeiture will have the effect of increasing the purchase price per Reset PERQS for such investors to 100% of the principal amount of the Reset PERQS. Should investors who are subject to the holding period requirement sell their Reset PERQS once the holding period is no longer applicable, the market price of the Reset PERQS may be adversely affected. See also "Plan of Distribution" in the accompanying prospectus supplement.

ERISA Matters for Pension
Plans Insurance Companies.....   We and certain of our subsidiaries and
                                 affiliates, including MS & Co. and Dean Witter
                                 Reynolds Inc. ("DWR"), may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of
                                 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of the Internal
                                 Revenue Code of 1986, as amended (the "Code") with respect to many employee benefit plans.
                                 Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the Reset PERQS are acquired by or with the assets of a pension or other employee benefit plan with respect to which MS & Co., DWR or any of their affiliates is a service provider, unless the Reset PERQS are acquired pursuant to an exemption from the prohibited transaction rules.

                                 The acquisition of the Reset PERQS may be eligible for one of the exemptions noted below if such acquisition:

                                 (a) (i) is made solely with the assets of a bank collective investment fund and (ii) satisfies the requirements and conditions of Prohibited Transaction Class Exemption ("PTCE") 91-38 issued by the Department of Labor ("DOL");

                                 (b) (i) is made solely with assets of an insurance company pooled separate account and
                                 (ii) satisfies the requirements and conditions of PTCE 90-1 issued by the DOL;

                                 (c) (i) is made solely with assets managed by a qualified professional asset manager and
                                 (ii) satisfies the requirements and
                                 conditions of PTCE 84-14 issued by the DOL;

                                 (d) is made solely with assets of a
                                 governmental plan (as defined in Section 3(32) of ERISA) which is not subject to the provisions of Section 401 of the Code;

                                 (e) (i) is made solely with assets of an insurance company general account and (ii) satisfies the requirements and conditions of PTCE 95-60 issued by the DOL; or

                                 (f) (i) is made solely with assets managed by an in-house asset manager and (ii) satisfies the requirements and conditions of PTCE 96-23 issued by the DOL.

                                 Under ERISA the assets of a pension or other employee benefit plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the plan has invested. In addition to considering the consequences of owning the Reset PERQS, employee benefit plans subject to ERISA (or insurance companies deemed to be investing ERISA plan assets) purchasing Reset PERQS should consider the possible implications of owning the Oracle Stock. Thus, any insurance company, pension or employee benefit plan or entity holding assets of such a plan proposing to invest in the Reset PERQS should consult with its legal counsel prior to such investment.

United States Federal Income
Taxation......................   The following summary is based on the
                                 advice of Davis Polk & Wardwell, our special tax counsel ("Tax Counsel"), and is a general discussion of the principal potential U.S.
                                 federal income tax consequences to initial holders of the Reset PERQS purchasing the Reset
                                 PERQS at the Issue Price, who will hold the Reset PERQS as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury
                                 Regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.
                                 This summary does not address all aspects of the U.S. federal income taxation that may be relevant to a particular holder in light of its individual circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws (e.g., certain financial institutions, tax-exempt organizations, dealers in options or securities, or persons who hold a Reset PERQS as a part of a hedging transaction, straddle, conversion or other integrated transaction). As the law applicable to the U.S. federal income taxation of instruments such as the Reset PERQS is technical and complex, the discussion below necessarily represents only a general summary.
                                 Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

                                 General

                                 Pursuant to the terms of the Reset PERQS, we and every holder of a Reset PERQS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Reset PERQS for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a contract (the "Forward Contract") that requires the holder of the Reset PERQS to purchase, and us to sell, for an amount equal to $23.97594 (the "Forward Price"), the Oracle Stock at maturity (or, alternatively, upon an earlier redemption of the Reset PERQS), and (ii) a deposit with us of a fixed amount of cash, equal to the Issue Price, to secure the holder's obligation to purchase the Oracle Stock (the "Deposit"), which Deposit bears an annual yield of 6.50% per annum, which yield is based on our cost of borrowing. Based on our determination of the relative fair market values of the Components at the time of issuance of the Reset PERQS, we will allocate 100% of the Issue Price of the Reset PERQS to the Deposit and none to the Forward Contract. Our allocation of the Issue Price among the Components will be binding on a holder of the Reset PERQS, unless such holder timely and explicitly discloses to the Internal Revenue Service (the "IRS") that its allocation is different from ours. The treatment of the Reset PERQS described above and our allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Reset PERQS or instruments similar to the Reset PERQS for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Reset PERQS. Due to the absence of authorities that directly address instruments that are similar to the Reset PERQS, Tax Counsel is unable to render an opinion as to the proper U.S. federal income tax characterization of the Reset PERQS. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Reset PERQS are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described herein. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Reset PERQS (including alternative characterizations of the Reset PERQS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment and the allocation described above.

                                 U.S. Holders

                                 As used herein, the term "U.S. Holder" means an owner of a Reset PERQS that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

                                 Tax Treatment of the Reset PERQS

                                 Assuming the characterization of the Reset
                                 PERQS and the allocation of the Issue Price as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

                                 Quarterly Payments and Original Issue Discount on the Reset PERQS. Because the Deposit is treated as bearing a yield of 6.50% per annum, which is greater than the stated interest rate on the Reset PERQS, the Deposit will be subject to the "original issue discount" rules, and a U.S. Holder will include "qualified stated interest" equal to the stated interest on the Reset PERQS in income in accordance with the U.S. Holder's method of accounting for federal income tax purposes. Additionally, each U.S. Holder, including a taxpayer who otherwise uses the cash method of accounting, will be required to include original issue discount ("OID") on the Deposit (in an aggregate amount equal to the Forward Price less the Issue Price) in income as it accrues, in accordance with a constant yield method based on a compounding of interest. This method will generally cause the U.S. Holder to include OID in each accrual in an amount equal to the product of the "adjusted issue price" (which is the Issue Price increased by OID previously accrued on the Deposit) at the beginning of the accrual period and the yield of the Deposit, minus the amount of any qualified stated interest allocable to the accrual period. Under these circumstances, the amount of income recognized by a U.S. Holder will generally be more than the stated interest paid to the U.S. Holder and will increase during the term of the Reset PERQS.

                                 Tax Basis. Based on our determination set forth above, the U.S. Holder's tax basis in the Forward Contract will be zero, and the U.S. Holder's tax basis in the Deposit will be 100% of the Issue Price. The U.S. Holder's tax basis in the Deposit will be subsequently increased by OID accrued with respect thereto.

                                 Settlement of the Forward Contract. Upon the maturity of the Forward Contract, a U.S. Holder would, pursuant to the Forward Contract, be deemed to have applied the Forward Price toward the purchase of Oracle Stock, and a U.S. Holder would not recognize any gain or loss with respect to any Oracle Stock received thereon. With respect to any cash received upon maturity, a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the pro rata portion of the Forward Price allocable to the cash. Any such gain or loss would generally be capital gain or loss, as the case may be. With respect to any Oracle Stock received upon maturity, the U.S. Holder would have an adjusted tax basis in such Oracle Stock equal to the pro rata portion of the Forward Price allocable thereto. The allocation of the Forward Price between cash and Oracle Stock should be based on the amount of the cash received and the relative fair market value, as of the maturity, of the Oracle Stock. The U.S. Holder's holding period of any Oracle Stock received would start on the day after the maturity of the Reset PERQS.

                                 U.S. Holders should note that any gain or loss recognized upon the final settlement of the Forward Contract generally would be capital gain or loss. The distinction between capital gain or loss and ordinary gain or loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income, and certain U.S. Holders may be subject to lower U.S. federal income tax rates with respect to long-term capital gain than with respect to ordinary gain. U.S. Holders should consult their tax advisors with respect to the treatment of capital gain or loss on a Reset PERQS.

                                 Sale or Exchange of the Reset PERQS. Upon a sale or exchange of a Reset PERQS prior to the maturity of the Reset PERQS, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange and such U.S. Holder's tax basis in the Reset PERQS so sold or exchanged. Any such gain or loss would generally be capital gain or loss, as the case may be. Such U.S. Holder's tax basis in the Reset PERQS would generally equal the U.S. Holder's tax basis in the Deposit. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Deposit, which would be taxed as described under "--Quarterly Payments and Original Issue Discount on the Reset PERQS" above.

                                 Possible Alternative Tax Treatments of an
                                 Investment in the Reset PERQS

                                 Due to the absence of authorities that directly address the proper characterization of the Reset PERQS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Reset PERQS under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

                                 If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Reset PERQS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as original issue discount income, subject to adjustments, at a "comparable yield" on the Issue Price. In addition, a U.S. Holder would recognize income upon maturity of the Reset PERQS to the extent that the value of Oracle Stock and cash (if any) received exceeds the adjusted issue price. Furthermore, any gain realized with respect to the Reset PERQS would generally be treated as ordinary income.

                                 Even if the Contingent Payment Regulations do not apply to the Reset PERQS, other alternative federal income tax characterizations or treatments of the Reset PERQS are also possible, and if applied could also affect the timing and the character of the income or loss with respect to the Reset PERQS. It is possible, for example, that a Reset PERQS could be treated as constituting a prepaid forward contract. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Reset PERQS.

                                 Proposed Legislation

                                 In recent years, several legislative proposals (including H.R. 2488 (the "Taxpayer Refund and Relief Act of 1999"), which was vetoed by the President on September 23, 1999) have included provisions (the "Constructive Ownership Legislation") which, if enacted, would treat a taxpayer owning certain types of derivative positions in property as having "constructive ownership" in that property, with the result that all or a portion of the long term capital gain recognized by such taxpayer with respect to the derivative position would be recharacterized as ordinary income. Although recent drafts of the Constructive Ownership Legislation, if enacted, would not apply to the Reset PERQS, the recent drafts would have authorized the Treasury Department to promulgate regulations (possibly with retroactive effect) to expand the application of the "constructive ownership" rule. There is no assurance that the Treasury Department would not promulgate regulations to apply the rule to the Reset PERQS. If the Constructive Ownership Legislation were to apply to the Reset PERQS, the effect on a U.S. Holder would be to treat all or a portion of the long term capital gain recognized by such U.S. Holder on sale or maturity of a Reset PERQS as ordinary income, but only to the extent such long term capital gain exceeds the long term capital gain that would have been recognized by such U.S. Holder if the U.S. Holder had acquired Oracle Stock itself on the issue date of the Reset PERQS and disposed of the Oracle Stock upon disposition of the Reset PERQS. In addition, the Constructive Ownership Legislation would impose an interest charge on the gain that was recharacterized on the sale or maturity of the Reset PERQS.

                                 Backup Withholding and Information Reporting

                                 A U.S. Holder of a Reset PERQS may be subject to information reporting and to backup withholding at a rate of 31 percent of the amounts paid to the U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                 Non-U.S. Holders

                                 As used herein, the term "Non-U.S. Holder" means an owner of a Reset PERQS that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign trust or estate or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign trust or estate. This summary does not deal with persons that are not Non-U.S. Holders or that are subject to special rules, such as nonresident alien individuals that have lost United States citizenship or that have ceased to be taxed as United States resident aliens, corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies, and certain other Non-U.S. Holders that are owned or controlled by persons subject to United States federal income tax. In addition, the following summary does not apply to persons for whom interest or gain on a Reset PERQS is effectively connected with a trade or business in the United States.

                                 As described above in "United States Federal
                                 Income Taxation--General," we and every holder of a Reset PERQS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Reset PERQS for all U.S. tax purposes as an investment unit consisting of the Forward Contract and the Deposit.

                                 Subject to the discussion below concerning backup withholding, payments with respect to a Reset PERQS by us or a paying agent to a Non-U.S. Holder, and gain realized on the sale, exchange or other disposition of such Reset PERQS, should not be subject to United States federal income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code;
                                 (ii) the statement required by Section 871(h) or Section 881(c) of the Code has been provided with respect to the beneficial owner, as discussed below; (iii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; and (iv) such payment and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

                                 Sections 871(h) and 881(c) of the Code and applicable regulations require that, in order to obtain the portfolio interest exemption from withholding tax, either the beneficial owner of the Reset PERQS, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Reset PERQS on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the Reset PERQS is not a United States person. Under United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Reset PERQS certifies on Internal Revenue Service Form W-8 (or any successor form), under penalties of perjury, that it is not a United States person and provides its name and address, and any Financial Institution holding the Reset PERQS on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the Non-U.S. Holder (and furnishes the withholding agent with a copy thereof). With respect to Reset PERQS held by a foreign partnership, under current law, the Form W-8 (or any successor form) may be provided by the foreign partnership. However, for payments with respect to a Reset PERQS after December 31, 2000, unless the foreign partnership has entered into a withholding agreement with the Internal Revenue Service, a foreign partnership will be required, in addition to providing an intermediary Form W-8 (or any successor form), to attach an appropriate certification by each partner. If you are a prospective investor, you should consult your tax advisor regarding possible additional reporting requirements, including reporting requirements that apply to foreign partnerships and their partners.

                                 Under the treatment of a Reset PERQS as a unit consisting of the Deposit and the Forward Contract (as described above), a Reset PERQS held by a Non-U.S. Holder at the time of his death is likely to be subject to United States federal estate tax as a result of such individual's death, to the extent of the value of the Forward Contract, if any, unless a relevant estate tax treaty applies.

                                 Possible Alternative Tax Treatments of an
                                 Investment in a Reset PERQS

                                 As described above in "United States Federal
                                 Income Taxation--U.S. Holders--Possible
                                 Alternative Tax Treatments of an Investment in a Reset PERQS," the IRS may seek to treat the Reset PERQS as a debt instrument subject to the Contingent Payment Regulations. If such a characterization were successful, the tax consequences to a Non-U.S. Holder of ownership and disposition of a Reset PERQS would be the same as those described immediately above. However, if the IRS sought to recharacterize a Reset PERQS as a pre-paid forward contract, it is possible that payments of stated interest made with respect to a Reset PERQS would be subject to withholding at a rate of 30%, unless a relevant income tax treaty applies. We do not currently intend to withhold on payments of stated interest with respect to a Reset PERQS, but will do so if required by law.
                                 Due to the absence of authorities that
                                 directly address instruments that are similar to a Reset PERQS, significant aspects of the U.S. federal income tax consequences of an investment in a Reset PERQS are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization of a Reset PERQS as an investment unit consisting of the Forward Contract and the Deposit. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Reset PERQS.

                                 Backup Withholding and Information Reporting

                                 Under current Treasury Regulations, backup withholding at 31% will not apply to payments by us made on a Reset PERQS if the certifications required by Sections 871(h) or 881(c) are received.

                                 Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Reset PERQS made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

                                 Non-U.S. Holders of Reset PERQS should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.